SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 12 April 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____

Enclosures:
Sasol to provide technology and risk-based finance for $1.7bn GTL contract in Nigeria

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
Sasol to provide technology and risk-based finance for $1.7bn
GTL contract in Nigeria
The $1.7 billion engineering, design and procurement contract for the Escravos Gas to Liquids plant (EGTL) in Nigeria has
been awarded to Team JKS (a consortium of Japan Gas
Corporation, KBR and Snamprogetti).
EGTL will use Sasol’s world-renowned Slurry Phase Distillate™
(SPD) Fischer-Tropsch (F-T) process and Sasol, the South
African-based petrochemical company, is also providing a
portion of the risk-based finance for the project.
The announcement was made in Nigeria by the EGTL owners, the
Nigerian National Petroleum Corporation (NNPC) and Chevron
Nigeria Limited (CNL), earlier today.
This contract provides a major boost to the development of GTL diesel, which is set to revolutionise the performance of diesel technology and improve air quality by reducing vehicle
emissions.
The plant will be built at the CNL facility at Escravos in
Nigeria’s Delta province and is planned to produce 34 000
barrels per day of GTL products including GTL diesel, GTL
naphtha and a small amount of liquefied petroleum gas (LPG).
Sasol chief executive Pieter Cox says: “This project is an
affirmation of the New Partnership for Africa’s Development
(NEPAD) goal of achieving sustainable socio-political stability and economic growth in Africa. We are very proud to be working with a fellow African company to deliver a cutting edge
solution to the world’s future transport fuel needs.”
EGTL will be only the second commercial-scale GTL plant outside of South Africa making Nigeria a key producer of top quality

GTL products. Oryx GTL, a joint venture between Qatar Petroleum and Sasol, is the world's first commercial scale GTL plant and is expected to start producing by the first quarter of 2006.
GTL diesel is very low in aromatics and is a low, almost no-
sulphur product, which reduces environmental emissions. GTL’s power rating (cetane) is almost 50% more than the cetane rating of traditional diesel, allowing a reduction in noise and smoke together with improved cold-start properties and improved
overall performance.
Compatible with existing diesel technology and easily
distributed using existing infrastructure, major motor
manufacturers view GTL as an important part of the future fuel slate, especially where air quality is a pressing issue.
DaimlerChrysler has already begun research into GTL diesel and its effect on emissions and engine performance.
Sasol is at the forefront of the GTL industry and, together with its partners, is planning to produce 500 000 bbls/day of liquid fuels from natural gas by end of 2013. Sasol currently produces 160 000 bbls/day of liquid fuels from synthetic gas derived from coal at its Secunda facility in South Africa.
ends

Johann van Rheede
Media Manager
Sasol Limited
Direct telephone +27 11 441 3295
Mobile                                  +27 11 (0) 82 329 0186
Direct facsimile
+27 11 441 3236
Email
            johann.vanrheede@sasol.com

Marina Bidoli
Group Communications Manager
Sasol Limited
Direct telephone                 +27 11 441 3511
Mobile +27 11 (0) 083 253 0478
Direct Facsimile +27 11 441 3236
Email marina.bidoli@sasol.com
Sasol, with a market capitalisation of approximately USD 16
billion, is an integrated oil and gas group with substantial chemical interests. Based in South Africa and operating in 15 other countries throughout the world, Sasol is the leading provider of liquid fuels in South Africa and a major international producer of chemicals, using a world leading technology for the commercial production of synthetic fuels and chemicals from low grade coal. In the future Sasol expects to apply this technology to convert natural gas to diesel and chemicals. Sasol manufactures over 200 fuel and chemical products that are sold in more than 90 countries and also operates coal mines to provide feedstock for synthetic fuels and chemical plants. The company also manufactures and markets synthesis gas and operates the only inland crude oil refinery in South Africa. Internet address:
www.sasol.com
Disclaimer - Sasol Ltd
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities
Litigation Reform Act of 1995. Words such as "believe", "anticipate",
"expect", "intend", "seek", "will", "plan", "could", "may", "endeavor"
and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.
The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form
20-F filed on October 29, 2004 and in other filings with the United
States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 April 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary